November 19, 2024

Avinash Reddy
Senior Executive Vice President and Chief Financial Officer
Dime Community Bancshares, Inc.
898 Veterans Memorial Highway, Suite 560
Hauppauge, NY 11788

       Re: Dime Community Bancshares, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-34096
Dear Avinash Reddy:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Loan Portfolio Composition, page 32

1.     We note from your tabular disclosure on page 32, that the combination of your
       multifamily residential and residential mixed-use, commercial real
estate (   CRE   ) and
       acquisition, development, and construction loans represent a significant portion of your total loan portfolio as of December 31, 2023. We further note your disclosures on page 54 including that repayment of multifamily residential loans is dependent, in significant part, on cash flow from the collateral property sufficient to satisfy operating expenses and debt service, existing New York City Rent Regulation and
       Rent Stabilization laws, and with respect to CRE loans that repayment is often dependent upon successful operation or management of the collateral properties, as well as the success of the business and retail tenants occupying the properties. Please revise future filings to address the following:
 November 19, 2024
Page 2

             Further disaggregate the composition of your CRE loan and
multifamily
           residential and residential mixed-use portfolios at each period end to more clearly disclose material geographic and other concentrations to the extent material to an
           investor   s understanding of credit risk in your loan portfolios.
Relevant other
           concentrations could include disaggregated disclosure by current weighted average and/or range of loan-to-value ratios and occupancy rates, if available, exposure by borrower/collateral type, such as office, retail, hotel, and percentage of your portfolio subject to rent regulation.

             Describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current multi-family and commercial real estate environment.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Victor Cecco at 202-551-2064 or Michael Volley at 202-551-3437
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance